[ISSUER LETTERHEAD]

May 9, 2005


Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
Washington, C.C. 20549

RE:      ASI Technology Corporation
         Form 10-KSB for the fiscal year ended December 31, 2004 File No. 000-06428

Dear Mr. Cascio:

This letter is in response to staff comments dated April 25, 2005.

We acknowledge on behalf of the company that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The itemized responses below respond to the same comment number enumerated in your letter dated April 25, 2005.

1. We will revise future filings to separately state on the face of the financial statements the tax provision or benefits associated with our discontinued operations in accordance with paragraph 43 of SFAS 144. Please note that due to a full valuation allowance on tax loss carryforwards from the uncertainty of realizing any related benefits that the related tax benefit or provision in each prior reporting period was nil.

2. The contracts formerly performed for the government were Department of Defense SBIR (Small Business Innovation Research) or STTR (Small Business Technology Transfer) contracts. These generally were Firm-Fixed Price, Level-of-Effort Term Contracts providing for a specific level of effort in terms of hours and a final report discussing results achieved. A total number of hours was determined for the contract and an all inclusive rate was negotiated to include costs, overhead and profit. Interim billings were paid to us based on the number of hours or effort expended. Generally the only deliverables were written reports describing the research conducted and results achieved. Statement of Financial Accounting Concepts No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises" paragraph 83 and 84 provides for revenue recognition when services are performed.

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

         Although ARB #43, Chapter 11 deals primarily with Government Contracts that are Cost Plus Fixed Fee it outlines criteria for recognizing profit based on partial performance due to the nature of such contracts. As our fees were earned and billable based on hours or effort expended, we recognized revenue on a percentage of total hours or effort expended for each contract which also tracked closely the percentage of costs and profit inherent in the contract. We believe we meet the criteria in paragraphs 23 through 29 of SOP 81-1 to recognize revenue on the percentage of completion method.

         We  believe  the  revenues  were  properly  recognizable  and earned as services were perfomed on a percentage basis given the above and general standards of revenue recognition. The contract provided persuasive evidence of our arrangement with the government. We delivered the hours or efforts and reports periodically as provided by each contract. These hours or efforts were fixed, set as to price and determinable both in the aggregate and on a periodic basis. And being an awarded government contract we believed collectibility was assured. Although the contracts had standard government cancellation clauses, as discussed in ARB #43 this generally allows for retention of payments earned. Generally these were 6-12 month contracts and are not normally cancelled once awarded as they relate to one budget allocation by the Government.

         Once the contract was completed and the final report delivered there was no post development contract support required, contemplated or provided. Our last contract was completed in April 2004.

3. The gain on sale of discontinued operations in 2003 was computed as the gross proceeds received (Cash of $150,000 and Markland common stock of $850,000) of $1,000,000 less the patent and license royalty fees paid to others aggregating $60,000 as individually enumerated in the second paragraph of Note 3 to our financial statements. The net gain was $940,000 as reported. See answer 4 below for the valuation of securities information. There were no other costs affecting the computation of the gain.

         In March 2004 we received 39,950 shares of Markland common stock valued at $62,722 as additional consideration for a failure by Markland to timely register the shares we previously received from the sale of technology. These shares, valued at the quoted market price of $1.57 or an aggregate of $62,722, were recorded as additional proceeds and increased the total aggregate gain from $940,000 to $1,002,722.

4. The initial valuation of securities received in connection with the sale was recorded as $850,000 before the royalty and fees described in response 3 above and in Note 3 to our financial statements. We received a total of 283,333 shares (post 1 for 60 reverse split by Markland effected October 27, 2003). Pursuant to Section 2a of the Technology Purchase Agreement with Markland (Exhibit 10.5 to our filing) we were to receive at the final closing "a number of shares of the Securities having an aggregate market value of $850,000." We received from Markland 17,000,000 pre-split shares on July 10, 2003 representing Markland's share payment. We noted that Markland valued these shares in their public filings at $850,000. We also noted the closing price on July 10, 2003 was $0.05 per share or also equal to the $850,000 in the aggregate.

         As these shares met the definition of marketable securities for SFAS #115, being they were not restricted beyond one year (or less given the registration rights), management valued the securities at the quoted market price on the date of receipt or $850,000.

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

         In March 2004 we received a net of 39,950 shares (post reverse split) of Markland common stock valued at the quoted market price on the date of receipt of $1.57 or an aggregate of $62,722 as additional proceeds for late registration. This increased the total gain from $940,000 to $1,002,722.

         There were a number of circumstances that resulted in the conclusion of impairment in third quarter of 2004. As reported in Footnote 4 there was a substantial decline in the value of the investment securities and there was no assurance of future recovery in value. The decline in value was evidenced by viewing the stock chart for Markland common stock showing a price of $1.50 or more in the first half of calendar 2004 deteriorating to the $.50 level in August and September of 2004.

         At the time we evaluated impairment for our June 2004 quarter we were encouraged by Markland's report of new financing of $11.7 million in April and May 2004 and a report of $4.7 million in revenues in July 2004. However in September and October of 2004 (when Markland reported June 2004 fiscal results) evidence indicating uncertainty of future recovery of the price included increased losses reported by Markland, $3.1 million loss in the March 2004 quarter and $5.6 million in the June 2004 quarter, and a lack of cash indicated by a balance of less than $1.1 million at June 2004. At the same time, the number of Markland common shares outstanding increased from 3,671,573 at June 30, 2003 to 31,856,793 at June 30, 2004 indicating less likelihood of price recovery even if financial results improved at some point in the future. A registration statement filed in May 2004 for 32 million shares evidenced to us additional future supply of stock further indicating little likelihood of price recovery in the future.

         Lastly, given our potential future cash needs, we were uncertain that we would be able to hold the securities for the period of time sufficient for the price to recover to its cost basis. Therefore in the third quarter of 2004, we concluded that it was probable we would be unable to recover our cost basis, so the cost basis was written down to the September 30, 2004 quoted market price.

5. We will revise future filings to provide more specific details of our plan of operations. This will include specifics as to time frames, funding needs and sources and other matters related to the development of our technology. We will also discuss the impact if we are not successful in our efforts.

We have filed this response on Edgar as requested. Please note that we have not amended the Form 10-KSB for the year ended December 31, 2004 or any existing filings as a result of these comments at this point. Please contact us if you have any questions about our responses noted above. Our fax number is
702.737.6900 and the telephone number is 702.734.1888.

Sincerely,

/s/ ERIC M. POLIS
-----------------
Eric M. Polis
Treasurer and Principal Financial Officer


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